UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81728A108

(CUSIP Number)

Julien Hoefer

Apeiron Investment Group Ltd.

Beatrice, at 66 & 67 Amery Street

SLM1707, Sliema, Malta

+356 9960 9158

STEVE WOLOSKY ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Apeiron Investment Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,439,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,439,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,439,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Christian Angermayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,439,461
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,439,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,439,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Apeiron SICAV Ltd. - Presight Capital Fund ONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,012,587
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,012,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Altarius Asset Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,012,587
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,012,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 81728A108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Presight Sensei Co-Invest Fund, L.P., a Delaware limited partnership (“Presight Co-Invest”), with respect to the Shares directly and beneficially owned by it;

(ii)	Presight Sensei Co-Invest Management, L.L.C., a Delaware limited liability company (“Presight Co-Invest Management”), as the general partner of Presight Co-Invest;

(iii)	Apeiron Investment Group, Ltd., a Malta private limited company (“Apeiron”), with respect to the Shares directly and beneficially owned by it and as the parent company of Presight Co-Invest Management;

(iv)	Christian Angermayer, as the majority shareholder of Apeiron;

(v)	Apeiron SICAV Ltd. - Presight Capital Fund ONE, a Malta private limited company (“Presight Capital Fund ONE”), with respect to the Shares directly and beneficially owned by it; and

(vi)	Altarius Asset Management Ltd., a Malta private limited company (“Altarius”), as the investment manager of Presight Capital Fund ONE.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of each of Apeiron, Presight Capital Fund ONE and Altarius. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Presight Co-Invest and Presight Co-Invest Management is 340 South Lemon Avenue #3391, Walnut, California 91789. The principal business address of Apeiron and Mr. Angermayer is Beatrice, at 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of Presight Capital Fund One and Altarius is Cornerstone Complex, 16th September Square, Suite A, Level 1 – Mosta MST 1180, Malta.

(c)       The principal business of each of Presight Co-Invest and Presight Capital Fund ONE is investing in securities. The principal business of Presight Co-Invest Management, which is a wholly owned subsidiary of Apeiron, is serving as the general partner of Presight Co-Invest. The principal business of Apeiron is serving as an asset manager and as the family office of Mr. Angermayer. Mr. Angermayer’s principal occupation is serving as an entrepreneur and private investor. The principal business of Altarius is serving as an investment manager for various investment funds, including Presight Capital Fund ONE.

8

CUSIP No. 81728A108

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Presight Co-Invest and Presight Co-Invest Management are organized under the laws of the State of Delaware. Each of Presight Capital Fund ONE, Altarius and Apeiron is organized under the laws of Malta. Mr. Angermayer is a citizen of the Federal Republic of Germany. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Presight Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the Issuer’s initial public offering (the “IPO”) and in connection with the Issuer’s IPO. The aggregate purchase price for the 955,738 Shares reported directly beneficially owned herein by Presight Co-Invest was approximately $3,767,980, excluding brokerage commissions.

The Shares purchased by Presight Capital Fund One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the IPO and in connection with the IPO. The aggregate purchase price for the 1,012,587 Shares reported directly beneficially owned herein by Presight Capital Fund ONE was approximately $5,000,024, excluding brokerage commissions.

The Shares purchased by Apeiron were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the IPO, in connection with the IPO and in open market purchases. The aggregate purchase price for the 2,483,723 Shares reported directly beneficially owned herein by Apeiron was the sum of approximately $27,399,147 and €3,412,533, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 21, 2022, Apeiron Investment Group Ltd. (“Apeiron”) issued a press release and open letter (collectively, the “Letter”) to the Board of Directors of the Issuer (the “Board”). In the Letter, Apeiron calls for the Board to take immediate action to regain the trust of the shareholders and consolidate shareholder support given the Issuer’s ongoing decline in shareholder value. The Letter also discusses the best paths forward for the Board, including returning capital to shareholders. The Letter concludes with Apeiron encouraging all other shareholders of the Issuer to express their views and let their voices be heard by reaching out directly to the Board. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP No. 81728A108

Also on November 21, 2022, the Reporting Persons entered into a Group Agreement (the “Group Agreement”), as more fully described in Item 6, and which is attached hereto as Exhibit 99.2 and incorporated herein by reference, in connection with their collective efforts to enhance stockholder value at the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,720,291 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

A.	Presight Co-Invest

(a)	As of the close of business on November 18, 2022, Presight Co-Invest beneficially owned directly 955,738 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

B.	Presight Co-Invest Management

(a)	As the general partner of Presight Co-Invest, Presight Co-Invest Management may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

C.	Apeiron

(a)	As of the close of business on November 18, 2022, Apeiron beneficially owned directly 2,483,723 Shares. In addition, as the parent company of Presight Co-Invest Management, Apeiron may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

10

CUSIP No. 81728A108

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,439,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,439,461

(c)	Apeiron has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Scheduled 13D.

D.	Mr. Angermayer

(a)	As the majority shareholder of Apeiron, Mr. Angermayer may be deemed to beneficially own the 2,483,723 Shares beneficially owned directly by Apeiron and the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,439,461
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,439,461

(c)	Mr. Angermayer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

E.	Presight Capital Fund ONE

(a)	As of the close of business on November 18, 2022, Presight Capital Fund ONE beneficially owned directly 1,012,587 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,012,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,012,587

(c)	Presight Capital Fund ONE has not entered into any transactions in the Shares during the past sixty days.

E.	Altarius

(a)	As the investment manager of Presight Capital Fund ONE, Altarius may be deemed to beneficially own the 1,012,587 Shares beneficially owned directly by Presight Capital Fund ONE.

Percentage: Approximately 3.3%

11

CUSIP No. 81728A108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,012,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,012,587

(c)	Altarius has not entered into any transactions in the Shares during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,452,048 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 14.5% of the outstanding Shares. The filing of this Amendment No. 2 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 21, 2022, the Reporting Persons entered into the Group Agreement pursuant to which, the parties thereto agreed, among other things: (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to work together for the purpose of enhancing stockholder value at the Company, and (c) to provide notice to Apeiron’s legal counsel of all trading in the securities of the Issuer. The above description of the Group Agreement does not purport to be complete and is qualified in its entirety to by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Letter, dated November 21, 2022.

99.2	The Group Agreement, dated November 21, 2022.

12

CUSIP No. 81728A108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

Presight Sensei Co-Invest Fund, L.P.

By:	Presight Sensei Co-Invest Management, L.L.C., its general partner

By:	Apeiron Investment Group Ltd., its managing member

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

Presight Sensei Co-Invest Management, L.L.C.

By:	Apeiron Investment Group Ltd., its managing member

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

Apeiron Investment Group Ltd.

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

/s/ Christian Angermayer
Christian Angermayer

Apeiron SICAV Ltd. - Presight Capital Fund ONE

By:	/s/ Heinz Daxl
	Name:	Heinz Daxl
	Title:	Director

Altarius Asset Management Ltd.

By:	/s/ Heinz Daxl
	Name:	Heinz Daxl
	Title:	Director

13

CUSIP No. 81728A108

SCHEDULE A

Directors and Officers of Apeiron Investment Group, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Julien Hoefer[1] – Director, Legal Representative, Judicial Representative	Managing director of Apeiron Investment Group Ltd and Lawyer	66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta	Germany
Jefim Gewiet – Director, Legal Representative, Judicial Representative	Managing director of Apeiron Investment Group Ltd and Financial Advisor	66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta	Germany

Directors and Officers of Apeiron SICAV Ltd - Presight Capital Fund ONE

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Heinz Daxl – Director	Independent Director, Director of Altarius Asset Management Ltd.	42, Sherborne Apartment 5, Triq Sir Artuto Mercieca, Sliema, Malta	Austria

Swen Lorenz - Director	Independent Director	Aval du Creux House Aval du Creux Sark GY10 1 SE	Germany

Jefim Gewiet – Director	Managing director of Apeiron Investment Group Ltd and Financial Advisor	66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta	Germany

Christian Angermayer[2] - Director

Directors and Officers of Altarius Asset Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Heinz Daxl – Director	Independent Director, Director of Altarius Asset Management Ltd.	42, Sherborne Apartment 5, Triq Sir Artuto Mercieca, Sliema, Malta	Austria

Toni Krastev - Director	Director of Altarius Asset Management Ltd.	Paris, BLK B, FL. 15 Triq Tal-Qattus, Birkirkara BKR4480, Malta	Bulgaria

Pierre Maliczak - Director	Director of Altarius Asset Management Ltd.	596, Rue Guy De Maupassant, Divonne Les Bains 01220, France	France

Arnaud Salomon - Director	Director of Altarius Asset Management Ltd.	Rue Saint-Roch 40, Lausanne 1004, Switzerland	Switzerland

1 Mr. Hoefer owns 10,000 Shares through a wholly-owned entity.

2 Mr. Angermayer is a Reporting Person and, as such, the information with respect to Mr. Angermayer called for by the Schedule 13D is set forth therein.